NEWS RELEASE

Crosshair Begins Winter Drill Campaign
On CMB Uranium Project, Labrador

Dated: January 15, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the start of its 2008 winter drilling program on its Central Mineral Belt (CMB) Uranium Project in Labrador. The planned 13,000 m program will include three active drills on the property, conducting Phase II drilling at the B Zone, Area 3, Area 1, and targets in the Armstrong area. Crosshair will also continue to define and expand the C Zone resource, which will include drilling between the C Zone and Area 1 in an effort to link the zones. Area 1, which has a defined strike length of 600 m, is located 1.5 km along strike to the southwest of the C Zone. Linking the two zones could potentially add 2 km strike length to the C Zone deposit. In addition, Crosshair will test priority gravity and IP targets along the entire Armstrong – B Zone corridor for IOCG type mineralization at depth.

Successful Phase I drill programs at the B Zone, Area 3, Area 1 and Armstrong targets have demonstrated the potential to host multiple uranium deposits on the CMB Property. A combination of ground geophysical, geochemical, and geological mapping surveys carried out in 2007 have helped to better define each of these zones, as well as identify new areas of mineralization within them.

B Zone / Area 3

The B Zone, located 3.5 km northeast of the C Zone, contains uranium mineralization predominantly hosted by strongly altered and hematized sandstone, particularly where cut by altered mafic dykes. A total of 62 rock samples from the B Zone produced an average grade of 0.72% U3O8, to a maximum of 3.97% U3O8. Drilling by Crosshair in 2006 intersected mineralization grading up to 0.27% U3O8 over 7.6 metres.

The B Zone also exhibits many of the geological and geochemical characteristics of IOCG type mineralization, akin to the world class Olympic Dam deposit. These characteristics include locally elevated copper, silver and gold values as well as a spatial association with a large gravity anomaly. Crosshair plans to drill over 1200 metres at the B Zone and Area 3 in order to test the down dip and along strike extensions of mineralization intersected by previous drilling.

Armstrong

Armstrong, located approximately 3 km southwest of the C Zone, anchors the southwest end of the same 4.5 km long trend that hosts the C Zone and Area 1. Uranium mineralization that is intermittently exposed along a 300 metre strike length predominantly occurs in sheared, chloritized mafic volcanic rocks. Follow-up ground work in 2007 resulted in the discovery of two new zones of mineralization, one located 80 metres northeast, and another located 300 metres southwest, of the original Armstrong discovery. Eight separate one-metre channel samples from the new showing to the southwest returned an average grade of 0.14% U3O8, while scintillometer readings over the new showing to the northeast are off-scale over an exposed 3-4 metre wide by 10 metre long area. Both of these new zones will be drill tested during the current winter program.

Area 1

At Area 1, located 1.5 km southwest of the C Zone, continuity of mineralization has been confirmed by drilling along a 600 metre strike length, returning intercepts up to 0.11% U3O8 over 11.5 metres, including 0.32% U3O8 over 3.0 metres. The geological setting and style of mineralization strongly resembles that of the C Zone, and it is believed that Area 1 potentially represents the southwest extension of the C Zone mineralization. Crosshair’s 2007 program successfully extended the C Zone an additional 300 metres to the southwest, towards Area 1. As part of the current winter program, Crosshair plans to drill over 2200 metres in order to further define the mineralized zone at Area 1, and to test select targets along the C Zone – Area 1 corridor. One of the Company’s main goals for 2008 will be to link the two zones with an aggressive diamond drilling campaign.

C Zone

Drilling at the C Zone in 2007 returned the best intercepts to date from the CMB Uranium Property and successfully added 400 metres of strike length to the currently defined resource. Three-dimensional modeling of the existing drill hole data as well as new structural interpretations of the deposit have greatly helped to advance Crosshair’s understanding of the C Zone geology and controls on mineralization, allowing Crosshair geologists to more successfully target and define the zone.

As part of the winter program, Crosshair will continue to test the down dip and along strike extensions of several mineralized intercepts at the C Zone in order to further upgrade and expand the current resource. The C Zone currently contains a NI 43-101 compliant indicated resource of 3.19 million pounds of U3O8 (3.75 million tonnes at 0.04%) and an additional NI 43-101 inferred resource of 4.59 million pounds of U3O8 (6.32 million tonnes at 0.03%). Crosshair plans to update this resource estimate in 2008.

The complete resource estimate can be found in the NI 43-101 report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated September 9, 2007, as filed on SEDAR on September 10, 2007, as well as on the Company's website.

IOCG Targets

In late January, Crosshair will activate a third rig on the CMB Uranium Property capable of deep drilling in order to test several targets for IOCG type mineralization associated with a large gravity anomaly along the Armstrong – B Zone corridor. In 2007, Crosshair carried out additional ground geophysics, including gravity and IP/resistivity surveys, in order to better define the IOCG targets. A number of targets have been identified and are currently being prioritized for drill testing.

Additional information and maps for priority target areas on the CMB Uranium Property can be found on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG -Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T:	604-681-8030
F:	604-681-8039
E:	dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.